Exhibit 8.1

List of Subsidiaries

●	ZIM has the following, wholly owned subsidiaries:

●	Advanced Internet Inc., a company incorporated in Pennsylvania, acquired by ZIM Corporation on April 1, 2006

●	ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software

●	PCI Merge, Inc., a Florida based holding company with no operations